Filed by Federated Equity Funds on behalf of its portfolio Federated InterContinental Fund

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company: Rochdale Atlas Portfolio, a Portfolio of Rochdale Investment Trust (ICA No. 811-08685)

Press Release

Federated Investors, Inc. to Broaden International Product Line Through Acquisition and Hiring of Key Investment Managers

(PITTSBURGH, Pa. and NEW YORK, April 23, 2007) -- Federated Investors, Inc. (NYSE: FII), one of the nation's largest investment managers, reached a definitive agreement to acquire certain assets of Rochdale Investment Management LLC that relate to the management of the Rochdale Atlas Portfolio, a $321 million mutual fund that invests in international stocks. J. Christopher Donahue, president and chief executive officer of Federated, and Carl Acebes, chairman of Rochdale Investment Management LLC, announced the agreement. As part of the agreement, it is expected that the assets of the Rochdale Atlas Portfolio will be transitioned into the new Federated InterContinental Fund, which will continue the investment operations of the Rochdale Atlas Portfolio.

The Rochdale Atlas Portfolio has an overall 5-star Morningstar Rating among the 546 foreign large-blend funds in Morningstar’s Foreign Large-Blend Category for the period ended March 31, 2007. Morningstar ratings are based on risk-adjusted total return. The overall rating is derived from a weighted average of the fund’s 3-, 5- and 10-year average annual returns, as applicable.

Based on total return, the Rochdale Atlas Portfolio has outperformed its Lipper International Multi-Cap Core Category average for the 1-, 3- and 5-year periods as of March 31, 2007, where it ranked in the 13th, third and sixth percentiles of its Lipper category, respectively. For the periods ended March 31, 2007, the Rochdale Atlas Portfolio ranked 44 out of 344 funds for 1 year; 6 out of 258 for 3 years; and 11 out of 206 for 5 years.

“The strength of the Rochdale Atlas Portfolio’s historical performance illustrates the ability of its management team to navigate international markets through a variety of economic conditions,” said J. Christopher Donahue. “The unique country-specific investment approach makes Rochdale Atlas Portfolio an ideal opportunity for Federated to expand our international equity product line.”

Contacts:
FII MEDIA	FII MEDIA	FII ANALYSTS	ROCHDALE
Meghan McAndrew	Lindsy Kollar	Ray Hanley	Christine Elbert
(412) 288-8103	(412) 288-8079	(412) 288-1920	(212) 702-3512
mmcandrew@federatedinv.com	lkollar@federatedinv.com	rhanley@federatedinv.com	cje@rochdale.com

Federated to Broaden International Product Line
April 23, 2007

“Rochdale chose to enter into this strategic transaction because it fits well with the three tenets of our firm: integrity, intelligence and innovation in investment management,” said Carl Acebes. “After the transaction closes, Rochdale’s clients holding shares of the new Federated InterContinental Fund will have access to Federated’s significant global resources, which is increasingly important given the evolving complexities of the international investing environment. In transitioning the portfolio, we are pleased that our clients may continue to have access to the unique country allocation process and investment intelligence that Rochdale developed over the past decade.”

The sale is expected to close in the third quarter of 2007. As a part of the agreement, Federated will acquire Rochdale’s proprietary quantitative investment model used to manage the Rochdale Atlas Portfolio. Current management team members, Audrey H. Kaplan and Geoffrey Pazzanese, will join Federated and serve as co-managers of the Federated InterContinental Fund, which will continue the investment operations of the Rochdale Atlas Portfolio. The Rochdale Atlas Portfolio invests in companies in foreign markets, both developed and emerging, believed to have favorable macroeconomic outlooks where markets are likely to outperform relative to the world based on fundamental valuation and financial and economic attributes. The quantitative model is used to strive to select countries for investment that have rising earnings expectations, lower valuation relative to growth, favorable interest rate environments and positive technical factors.

Kaplan serves as portfolio manager and senior vice president-quantitative research at Rochdale. She has more than 18 years experience in the industry, including European quantitative strategy for Merrill Lynch in London, global emerging markets research with Robert Fleming in London and equity, fixed-income and derivative analysis with Salomon Brothers in Tokyo and New York. Pazzanese, with seven years of industry experience, serves as senior quantitative analyst of the Rochdale Atlas Portfolio. His previous experience includes working on the sell side with the international quantitative strategy group at Merrill Lynch and with the Italian engineering firm AXIS S.p.A. in Florence, Italy, as a sales and marketing manager.

The transaction has been approved by the Board of Directors of Federated Investors, Inc. The Federated Mutual Fund Board of Trustees and the Rochdale Investment Trust Board of Trustees have both approved the reorganization of the Rochdale Atlas Portfolio into the Federated InterContinental Fund, which will be a new shell portfolio created for the purpose of continuing the investment operations of Rochdale Atlas Portfolio as part of the Federated fund complex. The Rochdale Board of Trustees will be seeking the vote of Rochdale Atlas Portfolio shareholders to reorganize the fund into the new Federated InterContinental Fund. The reorganization is subject to the approval of the Rochdale Atlas Portfolio shareholders.

Federated to Broaden International Product Line
April 23, 2007

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $237.4 billion in assets as of Dec. 31, 2006. With 148 mutual funds and a variety of separately managed account options, Federated provides comprehensive investment management to more than 5,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

Rochdale Investment Management LLC is a private investment counseling firm specializing in intelligently personalized portfolio management for high net worth individuals. Based in New York City with offices nationwide, Rochdale manages $2.5 billion in assets as of March 31, 2007. Working in concert with each client’s financial advisor or CPA, Rochdale develops and manages a customized portfolio for each client. Investment strategies are implemented through proprietary separate accounts and funds. The firm’s hallmark is providing integrity, intelligence and innovation in investment management. For more information, visit www.rochdale.com.

###

Certain statements in this press release, such as those related to Federated’s expansion of its international equity product line constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Federated, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Among other risks and uncertainties is the ability of Federated to successfully expand its international equity product line and the risk factors discussed in Federated’s annual and quarterly reports as filed with the Securities and Exchange Commission. Many of these factors may be impacted by the ongoing threat of terrorism. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither Federated nor any other person assumes responsibility for the accuracy and completeness of such statements.

Federated Securities Corp. is distributor of the Federated funds.

RIM Securities LLC is distributor of the Rochdale funds.

Rochdale Investment Management and RIM Securities are not affiliated with Federated.

Federated separately managed accounts are made available through Federated Investment Counseling and MDT Advisers, both registered investment advisors.

Standardized returns for the Rochdale Atlas Portfolio for the quarter ended March 31, 2007 are as follows:  Average Annualized Total Return at NAV (Net Asset Value) for 1-year, 3-year, 5-year, and since inception: 21.19%,  24.31%,  19.14%, and  11.86%, respectively; Average Annualized Total Return at POP (Public Offering Price, reflecting maximum front end sales charge of 5.75%) for 1-year, 3-year, 5-year, and since inception:  14.22%, 21.88%, 17.73%, and 11.09%, respectively.

Performance data quoted represents past performance.  Past performance does not guarantee future results.  Investment return and principal value of an investment will fluctuate, so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted.  The most recent month-end performance can be found on at www.rochdale.com.

Federated to Broaden International Product Line
April 23, 2007

Investing in international companies carries risks such as currency fluctuation, interest rate fluctuation, and economic and political instability.

A fund’s investment objectives, risks, charges and expenses must be considered carefully before investing. The prospectus contains this and other information about the investment company, and it may be obtained by calling 800-245-9888, or visiting www.rochdale.com. Please read the prospectus carefully before investing. RIM Securities LLC, 570 Lexington Avenue, New York, NY 10022.

For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar Rating for a fund is derived from a weighted-average of the performance figures associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Ratings are for Class A Shares; other classes may have different performance characteristics. For the 3-year period ended 3/31/07, the Rochdale Atlas Portfolio (RIMAX) received 4 stars and was rated among 546 funds. For the 5-year period ended 3/31/07, the Rochdale Atlas Portfolio (RIMAX) received 5 stars and was rated among 446 funds. Past performance is no guarantee of future results.

Morningstar Category identifies funds based on their actual investment styles as measured by their underlying portfolio holdings over the past three years. If the fund is less than three years old, the category is based on the life of the fund. ©2007 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by Federated Equity Funds on behalf of its portfolio Federated InterContinental Fund
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934
Subject Company: Rochdale Atlas Portfolio, a Portfolio of Rochdale Investment Trust (ICA No. 811-08685)

April 23, 2007

RE: IMPORTANT NEWS ABOUT THE ROCHDALE ATLAS PORTFOLIO

Dear Financial Professional:

Since the fund’s inception in 1998, Rochdale’s Atlas Portfolio has been successfully investing in international markets, and, using its proprietary investment approach focusing on country selection, has achieved performance at the top of its peer group. I wanted to let you know of a change, one that I am confident you will appreciate.

What is the announcement?

Federated Investors, Inc. (NYSE: FII), one of the nation's largest managers of mutual funds and investment products, has reached a definitive agreement to acquire certain assets that relate to Rochdale Investment Management’s business of managing the Rochdale Atlas Portfolio. The sale is expected to close in September 2007. As part of the transaction, the assets of the Rochdale Atlas Portfolio will be transitioned to a newly created mutual fund within the Federated fund complex. Clients invested in shares of the Rochdale Atlas Portfolio will be asked to approve a reorganization of the Rochdale Atlas Portfolio into the new Federated fund, which is being created to continue the investment operations of the Rochdale Atlas Portfolio within the Federated fund complex. This reorganization has been approved by the Board of Trustees of the Rochdale Atlas Portfolio and the Federated Mutual Fund Board of Trustees. The reorganization is subject to approval by the shareholders in the Rochdale Atlas Portfolio.

Let me share further specifics regarding the Rochdale Atlas Portfolio fund and how the reorganization will impact you and your clients.

ROCHDALE INVESTMENT MANAGEMENT
570 LEXINGTON AVENUE • NEW YORK, NEW YORK 10022-6837
TEL 800-245-9888 / 212-702-3500 • FAX 212-702-3535
WWW.ROCHDALE.COM

April 23, 2007 Page 2

Who is Federated Investors?

Federated is one of the largest investment managers in the United States today, managing $237.4 billion in assets as of December 31, 2006. With 148 mutual funds and a variety of investment products, Federated provides comprehensive investment management to more than 5,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Over 160 sales professionals service these client relationships. Federated is a component of the S&P 500 Index.

Why did Rochdale agree to the acquisition?

As part of our due diligence on this transaction, we carefully considered all the factors involved in managing the Rochdale Atlas Portfolio internally versus working with the Federated organization. We undertook an extensive review of Federated Investors on many levels, including their executive management team, their investment research team, and their research and trading capabilities. We are confident that Federated Investors has significant research resources and talent, both of which will be dedicated to the management of the new Federated fund into which the Rochdale Atlas Portfolio will be reorganized and at the disposal of the Rochdale team who will be employed by Federated. Additionally, the cultures of the organizations are very similar, as we both focus on delivering the highest quality investment intelligence and client service.

We believe there are numerous benefits introduced by reorganizing the Rochdale Atlas Portfolio into the new Federated fund:

w
First, and most importantly, the breadth and depth of Federated’s global research and trading capabilities will enable the fund to expand its industry and stock selection process. This is especially important with the acceleration of globalization and changing market dynamics.

w	Second, key members of the Rochdale Atlas Portfolio management team have been committed to its ongoing management and will be employed by Federated.
w	Third, Federated’s compliance, legal, and back office capabilities provide significant advantages in managing an international fund.
w	Finally, Federated’s extensive distribution system will increase the potential for new asset growth.

April 23, 2007 Page 3

Who will manage the Federated fund after the reorganization is complete?

Continuity of management is critical to the fund’s success. Key members of the Rochdale Atlas Portfolio investment team will continue to manage the Federated fund. Audrey H. Kaplan, portfolio manager and senior vice president, and Geoffrey Pazzanese, senior quantitative analyst, will be moving to Federated. They will continue to follow the innovative proprietary country selection model that Rochdale developed and has used in managing the fund for the past eight years. Plus, all of Federated’s sophisticated tools, technology, and resources, including greater trading capabilities, will be available to them.

April 23, 2007 Page 4

Will they move to Pittsburgh?

No, Audrey and Geoff will move just a couple of blocks down the street from their current location to Federated’s office in midtown Manhattan.

Why is the Rochdale Atlas Portfolio a good fit for Federated?

Federated believes that the Rochdale Atlas Portfolio will complement their existing international equity funds due to its strong performance and unique investing approach that focuses on country selection and allocation.

Will the sale affect the value of my clients’ accounts?

The reorganization is not expected to have any effect on the value of clients’ investment in the Rochdale Atlas Portfolio, nor do we expect the sale to have tax consequences to shareholders.

How does this affect the overall management of my clients’ portfolios?

Nothing in the management of your clients’ portfolios at Rochdale will change. We will continue to provide you and your clients with comprehensive and intelligently personalized portfolio management. You and your clients will coordinate all activities with your Rochdale portfolio manager regarding the asset allocation and investment decisions of the total portfolio. We will continue to hold the new Federated fund in client portfolios as long as it is determined to be an appropriate part of their international allocation.

Will fund expenses change?

The fund’s expenses will remain competitive, and Federated expects the expense ratio to run lower than at its current levels.

Rochdale will continue to apply a management fee credit to clients invested in Rochdale Funds; however, the Rochdale Atlas Portfolio will no longer be in the Rochdale fund family, and the internal management fee credit for Atlas will no longer apply.

April 23, 2007 Page 5

What communications will my clients receive?

In the coming weeks, clients will receive the typical, customary proxy information that is sent to all fund shareholders. Clients will be asked to vote on the reorganization of the Rochdale Atlas Portfolio, which will allow it to be reorganized into the new Federated fund which is part of the Federated fund complex. Even though your clients have signed a proxy waiver, they will have the opportunity to vote on the reorganization themselves. We are confident that the acquisition by Federated is in the best long-term interest of the Rochdale Atlas Portfolio shareholders.

Is there anything I need to do for my clients right now?

Not at the present time. It is our intention to make this transition as seamless as possible for you and your clients. We deeply appreciate your longstanding support, and pledge to continue to earn your confidence in the years to come.

Sincerely,

Garrett R. D’Alessandro, CFA, AIF®
Chief Executive Officer & President

________________________

Investment Information

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted.

Investing in international companies carries risks such as currency fluctuation, interest rate fluctuation, and economic and political instability. A fund’s investment objectives, risks, charges and expenses must be considered carefully before investing.

The prospectus contains this and other important information about the investment company, and it may be obtained by calling 800-245-9888, or visiting www.rochdale.com. Please read it carefully before investing. RIM Securities LLC, 570 Lexington Avenue, New York, NY 10022.

April 23, 2007 Page 6

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by Federated Equity Funds on behalf of its portfolio Federated InterContinental Fund
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934
Subject Company: Rochdale Atlas Portfolio, a Portfolio of Rochdale Investment Trust (ICA No. 811-08685)

April 23, 2007

RE: IMPORTANT NEWS ABOUT THE ROCHDALE ATLAS PORTFOLIO

Dear Valued Shareholder:

Since the fund’s inception in 1998, Rochdale’s Atlas Portfolio has been successfully investing in international markets, and, using its proprietary investment approach focusing on country selection, has achieved performance at the top of its peer group. I wanted to let you know of a change, one that I am confident you will appreciate.

What is the announcement?

Federated Investors, Inc. (NYSE: FII), one of the nation's largest managers of mutual funds and investment products, has reached a definitive agreement to acquire certain assets that relate to Rochdale Investment Management’s business of managing the Rochdale Atlas Portfolio. The sale is expected to close in September 2007. As part of the transaction, the assets of the Rochdale Atlas Portfolio will be transitioned to a newly created mutual fund within the Federated fund complex. Clients invested in shares of the Rochdale Atlas Portfolio will be asked to approve a reorganization of the Rochdale Atlas Portfolio into the new Federated fund, which is being created to continue the investment operations of the Rochdale Atlas Portfolio within the Federated fund complex. This reorganization has been approved by the Board of Trustees of the Rochdale Atlas Portfolio and the Federated Mutual Fund Board of Trustees. The reorganization is subject to approval by the shareholders in the Rochdale Atlas Portfolio.

Let me share further specifics regarding the Rochdale Atlas Portfolio and how the reorganization will impact you.

ROCHDALE INVESTMENT MANAGEMENT
570 LEXINGTON AVENUE • NEW YORK, NEW YORK 10022-6837
TEL 800-245-9888 / 212-702-3500 • FAX 212-702-3535
WWW.ROCHDALE.COM

April 23, 2007 Page 2

Who is Federated Investors?

Federated is one of the largest investment managers in the United States today, managing $237.4 billion in assets as of December 31, 2006. With 148 mutual funds and a variety of investment products, Federated provides comprehensive investment management to more than 5,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Over 160 sales professionals service these client relationships. Federated is a component of the S&P 500 Index.

Why did Rochdale agree to the acquisition?

As part of our due diligence on this transaction, we carefully considered all the factors involved in managing the Rochdale Atlas Portfolio internally versus working with the Federated organization. We undertook an extensive review of Federated Investors on many levels, including their executive management team, their investment research team, and their research and trading capabilities. We are confident that Federated Investors has significant research resources and talent, both of which will be dedicated to the management of the new Federated fund into which the Rochdale Atlas Portfolio will be reorganized and at the disposal of the Rochdale team who will be employed by Federated. Additionally, the cultures of the organizations are very similar, as we both focus on delivering the highest quality investment intelligence and client service.

We believe there are numerous benefits introduced by reorganizing the Rochdale Atlas Portfolio into the new Federated fund:

w
First, and most importantly, the breadth and depth of Federated’s global research and trading capabilities will enable the fund to expand its industry and stock selection process. This is especially important with the acceleration of globalization and changing market dynamics.

w	Second, key members of the Rochdale Atlas Portfolio management team have been committed to its ongoing management and will be employed by Federated.
w	Third, Federated’s compliance, legal, and back office capabilities provide significant advantages in managing an international fund.
w	Finally, Federated’s extensive distribution system will increase the potential for new asset growth.

Who will manage the Federated fund after the reorganization is complete?

Continuity of management is critical to the fund’s success. Key members of the Rochdale Atlas Portfolio investment team will continue to manage the Federated fund. Audrey H. Kaplan, portfolio manager and senior vice president, and Geoffrey Pazzanese, senior quantitative analyst, will be moving to Federated. They will continue to follow the innovative proprietary country selection model that Rochdale developed and has used in managing the fund for the past eight years. Plus, all of Federated’s sophisticated tools, technology, and resources, including greater trading capabilities, will be available to them.

April 23, 2007 Page 3

Will they move to Pittsburgh?

No, Audrey and Geoff will move just a couple of blocks down the street from their current location to Federated’s office in midtown Manhattan.

Why is the Rochdale Atlas Portfolio a good fit for Federated?

Federated believes that the Rochdale Atlas Portfolio will complement their existing international equity funds due to its strong performance and unique investing approach that focuses on country selection and allocation.

Will the sale affect the value of my account?

The reorganization is not expected to have any effect on the value of your investment in the Rochdale Atlas Portfolio, nor do we expect the sale to have tax consequences to shareholders.

How does this affect the overall management of my portfolio?

Nothing in the management of your portfolio at Rochdale will change. We will continue to provide you with comprehensive and intelligently personalized portfolio management. You will continue to coordinate all activities with your Rochdale portfolio manager regarding the asset allocation and investment decisions of the total portfolio. We will continue to hold the new Federated fund in client portfolios as long as it is determined to be an appropriate part of their international allocation.

Will fund expenses change?

The fund’s expenses will remain competitive, and Federated expects the expense ratio to run lower than at its current levels.

April 23, 2007 Page 4

Rochdale will continue to apply a management fee credit to clients invested in Rochdale Funds; however, the Rochdale Atlas Portfolio will no longer be in the Rochdale fund family, and the internal management fee credit for Atlas will no longer apply.

What communications will I receive?

In the coming weeks, you will receive the typical, customary proxy information that is sent to all fund shareholders. You will be asked to vote on the reorganization of the Rochdale Atlas Portfolio, which will allow it to be reorganized into the new Federated fund which is part of the Federated fund complex. Even though you have signed a proxy waiver, you will have the opportunity to vote on the reorganization. We are confident that the acquisition by Federated is in the best long-term interest of the Rochdale Atlas Portfolio shareholders.

Is there anything I need to do right now?

Not at the present time. It is our intention to make this transition as seamless as possible for you. We deeply appreciate your longstanding support, and pledge to continue to earn your confidence in the years to come.

Sincerely,

Garrett R. D’Alessandro, CFA, AIF®
Chief Executive Officer & President
________________________

Investment Information

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted.

Investing in international companies carries risks such as currency fluctuation, interest rate fluctuation, and economic and political instability. A fund’s investment objectives, risks, charges and expenses must be considered carefully before investing.

April 23, 2007 Page 5

The prospectus contains this and other important information about the investment company, and it may be obtained by calling 800-245-9888, or visiting www.rochdale.com. Please read it carefully before investing. RIM Securities LLC, 570 Lexington Avenue, New York, NY 10022.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.